UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

14 October 2015

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

13 October 2015

Diageo sells Chateau and Estate wine brands and Percy Fox to Treasury Wine Estates

Diageo has agreed the sale of its major wine interests in an agreement with Treasury Wine Estates relating to the US based Chateau and Estate Wines and the UK based Percy Fox businesses for a consideration of $552 million. The net proceeds of approximately £320 million, after tax and transaction costs will be used to repay borrowings. The transaction, which is subject to regulatory approval, is expected to complete around the end of the calendar year.

Ivan Menezes, Chief Executive of Diageo, said:
“Diageo’s strategy is to drive stronger, sustained performance through focus on our core portfolio and today’s announcement is another element of that strategy in action. Wine is no longer core to Diageo and this sale gives us greater focus.

“With the completion of this transaction Diageo will have released £1 billion from the sale of non-core assets since the start of the financial year. This proactive portfolio approach has focused the business, enhanced our financial strength, improved our returns and strengthened the business, positioning us even more firmly to deliver our performance ambition.”

Further Information
In June 2010 Diageo realised $260 million (approximately £174 million) from a sale and leaseback arrangement for certain land and facilities which Diageo Chateau and Estate Wines operates.

The transaction is approximately 1.2 pence per share dilutive to pre-exceptional eps in the first full year assuming a marginal interest rate of 2.5%. The transaction will result in an exceptional loss on disposal of approximately £150 million after tax. Diageo continues to be the guarantor under the June 2010 sale and leaseback agreement and in accounting for the disposal Diageo has fair valued the guarantee assuming it expires in 2030.

Following completion of this transaction Diageo’s wine interests are limited to Justerini & Brooks Wine Merchants, the Argentinian wine business of Navarro Correas, the wine brands of Mey Icki and USL, the Chalone brand and assets and the Acacia winery and vineyard.

ENDS

Contacts:

Investor relations:	Catherine James	+44 (0)7803 854 550
	Pier Falcione	+44 (0)7786 031 939
investor.relations@diageo.com

Media relations:	United Kingdom
	Lisa Crane	+44 (0)7702 841 180
	Kirsty King	+44 (0)7855 808 959
global.press.office@diageo.com

North America
	Zsoka McDonald	+1 (646) 316 2848
	Alix Dunn	+1 (914) 912 6621

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JεB, Buchanan’s and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo’s global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 14 October 2015	By:	/s/ J Nicholls
Name: J Nicholls
Title: Deputy Secretary